Filed Pursuant to Rule 433

Registration Statement No. 333-191876

March 26, 2014

Canadian Natural Resources Limited

Pricing Term Sheet

US$500,000,000 Floating Rate Notes due 2016
US$500,000,000 3.800% Notes due 2024

Issuer:	Canadian Natural Resources Limited

Trade Date:	March 26, 2014

Settlement Date:	March 31, 2014 (T+3)

Floating Rate Notes due 2016 (the “Floating Rate Notes”)

Issue of Securities:	Floating Rate Notes due 2016

Principal Amount:	US$500,000,000

Maturity:	March 30, 2016

Price to Public:	100.000%, plus accrued interest, if any, from March 31, 2014.

Spread to LIBOR:	+37.500 bps

Designated LIBOR Page:	Reuters Screen LIBOR01

Interest Rate Basis:	3-month US dollar LIBOR

Interest Reset and Payment Dates:	March 30, June 30, September 30 and December 30 of each year, beginning on June 30, 2014

Regular Record Dates:	March 15, June 15, September 15 and December 15

Interest Determination Dates:

The second London business day immediately preceding the applicable interest reset date. The interest determination date for the initial interest period will be the second London business day immediately preceding the settlement date.

Day Count Basis:	Actual/360

CUSIP:	136385 AS0

ISIN:	US136385AS05

3.800% Notes due 2024 (the “Fixed Rate Notes)

Issue of Securities:	3.800% Notes due 2024

Principal Amount:	US$500,000,000

Maturity:	April 15, 2024

Price to Public:	99.957%, plus accrued interest, if any, from March 31, 2014.

Coupon:	3.800%

Interest Payment Dates:	April 15 and October 15 commencing October 15, 2014

Regular Record Dates:	March 31 and September 30

Yield to Maturity:	3.805%

Spread:	+110 basis points

Benchmark Treasury:	UST 2.750% due February 15, 2024

Treasury Yield/Price:	2.705% (100-12+)

Make-Whole Call:	Prior to January 15, 2024, T + 20 basis points

Optional Redemption:

On or after January 15, 2024, in whole or in part, at a redemption price equal to 100.000% of the principal amount of the Fixed Rate Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.

CUSIP:	136385 AT8

ISIN:	US136385AT87

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp. J.P. Morgan Securities LLC

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

DNB Markets, Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.